SavorHood Gettysburg, LLC (the "Company") a Colorado Limited Liability Company

Statement of Financial Position (unaudited) and
Independent Accountant's Review Report

As of inception – July 13th, 2022



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
SavorHood Gettysburg, LLC

We have reviewed the accompanying statement of financial position as of July 13th, 2022 and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying statement of financial position in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 21, 2022

Vincenzo Mongio

Statement of Financial Position

	As of July 13th, 2022 (inception)
ASSETS	
Current Assets	
Cash and Cash Equivalents	-
Total Current Assets	-
TOTAL ASSETS	-
Long-term Liabilities	
Loans - Related Party	47,665
Total Long-Term Liabilities	47,665
TOTAL LIABILITIES	47,665
EQUITY	
Accumulated Deficit	(47,665)
Total Equity	(47,665)
TOTAL LIABILITIES AND EQUITY	-

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SavorHood Gettysburg, LLC
Notes to the Unaudited Statement of Financial Position
July 13th, 2022 (inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

SavorHood Gettysburg, LLC ("the Company") was formed in Colorado on July 13th, 2022. The Company plans to earn revenue via the construction and operation of hospitality venues.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity based compensation - ASC 718-10-50

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company was a pass-through entity therefore any income tax expense or benefit was the responsibility of the company's owners.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company was loaned $47,665 by the founder of the company to cover startup costs. The loans are non-interest bearing and do not have a maturity date.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Lease

The Company entered into a lease agreement on July 31, 2022, commencing on or before (with substantial completion) March 1, 2023, and expiring March 1, 2033. There is a one-time option to extend the lease terms an additional ten years. The base rent is subject to a yearly 3% increase and the tenant is responsible for paying all Common Area Maintenance (CAM), Improvements, Real Property Tax, and Operating Expenses.

**Lease Maturity 5 Years
Subsequent to 2022**

Year	Amount
2023	168,000
2024	173,040
2025	178,231
2026	183,578
2027	189,085
Thereafter	1,259,775

Licensing Agreements

In 2022, the Company entered into multiple food stall licensing agreements with third parties totaling $500,000 in commitments from licensees. The Company charges an initial licensing fee of $50,000, 50% of which is due upfront, and 50% being due on November 1, 2022. The term of each agreement is 36 Months with the option to renew twice for 36 Months each renewal. Each licensing agreement requires gross sales of $7,500 per week from each licensee.

NOTE 5 – DEBT

See "Note 3 – Related Party Transactions".

NOTE 6 – EQUITY

The Company has authorized 1,000 Membership Units. 1,000 Units are issued and outstanding as of July 13th, 2022.

At the present time, the Company is developing its Operating Agreement but is informally owned 50/50.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to July 13th, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 21, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global

stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.